April 22, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 0407
Washington, DC  20549

RE:	XETA Technologies, Inc.
Form 10-K for the fiscal year ended October 31, 2004
Filed January 19, 2005

Form 10-Q for the quarter ended January 31, 2005
File No. 000-16231

Dear Mr. Spirgel:

I am in receipt of your April 15, 2005 letter requesting certain additional information or explanation regarding our supplemental response letter dated March 28, 2005 to your March15, 2005 comment letter relating to our Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and our Form 10-Q for the quarter ended January 31, 2005.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in its letter.  We have followed each comment with the Company’s response.

Form 10-K for the year ended October 31, 2004

Item 7.  Management’s Discussion and Analysis

Application of Critical Accounting Policies

          Goodwill and Other Long-Lived Assets, page 19

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 22, 2005

Question 1:  We note your response to comment 2.  Describe for us in more detail why you believe that your Installation and National Service Center departments are not considered operating segments under the guidance in paragraph 10 of SFAS 131.  In this regard, we note that your chief operating decision maker reviews reports reflecting revenues and cost of goods sold for each department.  We also note that your segment measures of profitability are gross margins.  In order that we may further evaluate your analysis of operating segments and reporting units, please provide us with an example of all reports that are reviewed by your chief operating decision maker and segment management.

Response 1:  Our Services segment is managed by the Executive Director of Services (“EDS”) and the segment consists of nine functional departments each supervised by a department manager who reports directly to the EDS (see attached organizational chart for the Services segment).  For internal financial reporting purposes, the revenues and costs of the Services segment are reported primarily as one department (labeled as “Consolidated Services” on the attached excerpt from our internal financial statements).  Secondarily, the revenues and certain costs of this segment are summarized into two department groupings, Installation and National Service Center (“NSC”) (labeled as “Installation” and “National Service Center”, respectively, on the attached excerpt from our internal financial statements).  The operating results portrayed by these summarizations are accurate as to the allocations of revenues, but do not reflect the significant sharing of personnel between the Installation departments and the NSC.  As a result, neither the chief decision maker nor the EDS make resource allocation decisions based on these departmental results and therefore the Installation departments and the NSC do not qualify as operating segments under paragraph 10 of SFAS 131.

The primary function of Installation is to provide installation, project management, system configuration, and professional services support to implement the systems that we sell or to provide those same services to end-user customers who purchase systems from other dealers.  The NSC provides after-sale maintenance of systems to end-user customers who contract with us for service support or who call us on a time and materials basis for service to their systems.  The NSC earns revenues from customers who purchased their systems from us as well as from customers who purchased their systems from other dealers.

The revenues earned by our Services segment are summarized into Installation or NSC related activities by our financial reporting systems using a variety of billing codes.  The results of these billing codes are aggregated each month providing an accurate reflection of Installation related revenues and NSC revenues.

The costs associated with Services segment revenues are predominately personnel related expenditures such as wages, overtime, benefits, communications, and travel expenses.  These expenses represented 71% and 70% of our total Services segment cost of goods sold for the quarter ended January 31, 2005 and for the year ended October 31, 2004, respectively.  At January 31, 2005, we had 201 Services segment employees with 145 of those employees assigned to the NSC in our financial reporting systems and the

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 22, 2005

remaining 56 employees assigned to the various Installation related departments.  These assignments are made based on the preponderance of the work each employee is expected to perform.  Of the total NSC employee base, 68 are based out of our corporate headquarters in Broken Arrow, OK.  The remaining 77 are located in 21 different states in the U.S.  Of the total Installation department employee base, 15 are based at our corporate headquarters and 41 are located in 17 different states in the U.S.

To improve utilization of personnel and overall profitability, Services segment management actively shares personnel between Installation activities and NSC related activities.  There are three primary instances in which personnel are shared between the Installation departments and the NSC:

1.

NSC personnel are located near the installation of a new system.  In this instance, it is more cost effective to use NSC personnel to install or assist in the installation of the new system rather than flying another technician to the customer location.

2.

Installation personnel are not assigned to an installation.  In this situation, technicians normally engaged in installation work are not assigned to an installation.  To improve utilization of these technicians, they are dispatched to local customer locations to perform maintenance functions or service tickets are routed electronically to them so that they can work remotely on customer systems.

3.

Technicians with special expertise are called upon to assist with an installation or maintenance issue.  Within our Installation departments, we have several highly trained professional systems engineers who assist the sales and Installation departments with the design and implementation of new, complex voice network systems.  These engineers are assigned to one of the Installation departments, but are frequently used to work on service tickets for the NSC when the problems are complex or are network related.  Conversely, there are also technicians with expertise in certain voice applications such as message management who are assigned to the NSC, but who also frequently assist the Installation departments with the installation of new systems related to their training.

The duration of our installation projects generally range from one day to two weeks.  For the NSC, it usually takes from 30 minutes to a few hours to receive and complete the work on a service ticket.  We process several hundred service tickets per day in the NSC.  To date, we have chosen not to install the necessary financial reporting systems and related internal processes necessary to track the minutes and hours technicians spend on a particular Installation or service ticket because management believes the cost of such a system would outweigh the benefits derived.  As a result, there are no allocations of Service segment costs recorded to reflect the significant amount of sharing of technicians between the Installation departments and the NSC.  The chief decision maker reviews the attached internal reports primarily to understand revenue trends of the Installation departments and the NSC.  However, he understands that these reports are limited in their value because the costs portrayed do not reflect the sharing of personnel described above and he therefore does not use the reports to allocate personnel or other corporate resources.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 22, 2005

At your request, we have included a sample of the financial information reviewed by the chief decision maker as it relates to our Services segment.

Question 2:  We note your response to comment 3.  It is still unclear to us why you have allocated debt to each reporting unit in determining the carrying value and fair value of the unit, since your debt appears primarily to represent general corporate debt and was entered into after the acquisitions that generated most of your goodwill balances.  Tell us your basis for inclusion of debt in your analysis.  In addition, tell us how you have determined that the debt relates to the operations of the reporting unit.  Is the debt secured by the reporting unit’s assets?  Also, tell us whether the debt would likely be transferred to a buyer if the unit were sold in the marketplace.

Response 2:  Prior to fiscal 2000, our company did not have any significant interest-bearing debt.  Our legacy lodging business produced strong cash flows and our credit extension policies enabled us to internally fund our operations, even during periods of rapid growth. In fiscal 2000, we initiated an acquisition-based growth strategy.  In order to execute this strategy, we used our existing cash balances and established a credit facility with our bank.  Our debt increased from $0 at October 31, 1999 to $25.8 million at October 31, 2000, reflecting our investments in business acquisitions during the period.  Additional acquisitions were completed in 2001.  Beginning in 2001 and continuing through fiscal 2003, we experienced a severe downturn in our business.  Our lender at that time required us to execute several restructurings to the credit agreement.  Then, late in fiscal 2003, we changed lenders and executed a new credit agreement, the terms of which were reflected in the filings which you reviewed.  In one of the early restructurings, our bank required us to replace some of our term debt with a collateralized mortgage on our headquarters building in Broken Arrow, Oklahoma in order to provide greater security to the bank.  This structure was carried forward to the credit agreement with our current lender.  While this mortgage debt is currently secured by the corporate headquarters building, the underlying debt was incurred to fund our business acquisitions.  Because the debt on our balance sheet directly relates to the acquisitions, and because the valuation methodology that we utilize to value reporting units yields the cash flows available to either debt or equity investors, we believe it is appropriate to reduce both the fair value and the carrying value of the reporting unit by the underlying debt.

As stated above, prior to our expansion into the general commercial market, we were able to internally finance the operations of the company even during periods of rapid growth.  In the lodging market, we were successful in enforcing strict advance deposit and progress payment terms.  This fact, coupled with higher gross margins on our products

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 22, 2005

and services, enabled us to avoid debt prior to 1999.  The commercial market is significantly different.  In addition to the substantial term debt required to facilitate our entry into the commercial market, we also require more working capital to fund on-going operations as we have little latitude in setting payment terms with customers.  Thus, we believe the debt is directly correlated to the operations of the Commercial and Services operating units.

Also, please note that the same amount of debt was used to reduce the valuation and the carrying value of the reporting units.  Therefore the excess of fair value over carrying value would not change if the allocated debt was not included in the analysis.

Our debt is secured by the general corporate assets of the company.  In our case, none of our reporting units reflect individual corporate structures for which a separate security interest could be created.  Therefore, from the lender’s point of view there is no relationship between the debt agreements and the assets of a reporting unit defined by the accounting rules and there is no practical reason to attempt to associate the two.  For these same reasons, it is unlikely that the debt would be transferred in a sale of any of the reporting units.

************************************

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional explanations, please contact me at 918.664.8200 or robert.wagner@xeta.com.

Sincerely,

/s/ Robert B. Wagner

Robert B. Wagner
Chief Financial Officer

COMPANY CONSOLIDATED

	FY 2004	Q1 FY 2005

REVENUES
Systems	31,341,190	6,352,094
Services	26,492,810	6,930,822
Other	993,431	631,813
Total Revenue	58,827,431	13,914,729

DIRECT COGS
Systems	(23,914,329)	(4,865,733)
Services	(19,120,486)	(5,162,907)
Other	(164,853)	(283,450)
Corporate Level COGS	(1,365,085)	(337,568)
Total COGS	(44,564,753)	(10,649,658)

GROSS PROFIT
Systems	7,426,861	1,486,361
Services	7,372,324	1,767,915
Other	828,578	348,363
Corporate Level COGS	(1,365,085)	(337,568)
Total Gross Profit	14,262,678	3,265,071

GROSS PROFIT MARGIN
Systems	23.7%	23.4%
Services	27.8%	25.5%
Other	83.4%	55.1%
Total Gross Profit Margin	24.2%	23.5%

OPERATING EXPENSE
Selling Expense	6,770,376	1,813,498
G&A Expense	4,798,809	1,343,322
Total SG&A Expense	11,569,185	3,156,820
Amortization Expense	82,485	91,461
Total Operating Expenses	11,651,670	3,248,281

INCOME FROM OPERATIONS	2,611,008	16,790

Interest and Other
Other Income/Expense	262,861	124,738
Interest Exp - Bank Debt	(230,819)	(12,384)
Total Interest and Other	32,042	112,354

NET INCOME BEFORE TAXES	2,643,050	129,144
Income Taxes	(1,035,000)	(51,000)
PROFIT/(LOSS)	1,608,050	78,144
EPS	$0.158	$0.008
Shares	10,157,372	10,073,901

CONSOLIDATED SERVICES

	FY 2004	Q1 FY 2005

SERVICE REVENUE
Installation and Cabling Revenue	4,434,848	1,554,736
Contract Revenue	14,674,040	3,675,515
MAC, T&M, Other Revenue	4,818,392	1,312,813
Consulting Revenue	2,565,530	387,758
TOTAL SERVICE REVENUE	26,492,810	6,930,822
SERVICE EXPENSE
Department Costs
National Service Center	9,487,352	2,675,418
Provisioning & Installations	3,696,322	885,663
Professional Services	2,210,274	474,475
Total Department Costs	15,393,948	4,035,556
Third Party Costs	2,417,047	727,360
Materials Costs	1,309,491	399,991
TOTAL SERVICE COSTS	19,120,486	5,162,907
SERVICE GROSS PROFIT	7,372,324	1,767,915
SERVICE GROSS PROFIT MARGIN	27.8%	25.5%

NATIONAL SERVICE CENTER

	FY 2004	Q1 FY 2005

SERVICE REVENUE
Installation and Cabling Revenue	16,291	288,302
Contract Revenue	14,486,135	3,669,678
MAC, T&M, Other Revenue	4,638,351	1,312,813
Consulting Revenue	—	—
TOTAL SERVICE REVENUE	19,140,777	5,270,793
Department Costs
National Service Center	9,487,352	2,675,418
Provisioning & Installations	—	—
Professional Services	—	—
Total Department Costs	9,487,352	2,675,418
Third Party Costs	1,146,730	361,718
Materials Costs	1,140,476	356,488
TOTAL SERVICE COSTS	11,774,558	3,393,624
SERVICE GROSS PROFIT	7,366,219	1,877,169
SERVICE GROSS PROFIT MARGIN	38.5%	35.6%

INSTALLATION

	FY 2004	Q1 FY 2005

SERVICE REVENUE
Installation and Cabling Revenue	4,418,557	1,266,434
Contract Revenue	187,905	5,837
MAC, T&M, Other Revenue	180,041	—
Consulting Revenue	2,565,530	387,758
TOTAL SERVICE REVENUE	7,352,033	1,660,029
Department Costs
National Service Center	—	—
Provisioning & Installations	3,696,322	885,663
Professional Services	2,210,274	474,475
Total Department Costs	5,906,596	1,360,138
Third Party Costs	1,270,317	365,642
Materials Costs	169,015	43,503
TOTAL SERVICE COSTS	7,345,928	1,769,283
SERVICE GROSS PROFIT	6,105	(109,254)
SERVICE GROSS PROFIT MARGIN	0.1%	-6.6%